SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  February 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR REPORTS Q3 PROFIT OF €103M, UP €54M LOWER FARES (-1%) DRIVES Q3 TRAFFIC GROWTH OF 20% €800M SHARE BUY-BACK PROGRAMME ANNOUNCED

Ryanair, Europe's favourite airline, today (Feb 1) announced Q3 profits of €103m, a 110% increase on prior year.  Traffic grew 20% to 25m as ave. fares fell 1% to €40 (load factors rose 5% points to 93%) while unit costs fell by 5% (ex-fuel down 1%).

Q3 Results (IFRS)	Dec 31, 2014	Dec 31, 2015	% Change
Customers (m)	20.8	24.9	+20%
Revenue (m)	€1,132	€1,330	+17%
Profit after Tax (m)	€49	€103	+110%
Net Margin	4%	8%	+4pts
Basic EPS € cent	3.53	7.73	+119%

Ryanair's CEO, Michael O'Leary, said:

"We are pleased to report that our low fares policy delivered strong Q3 traffic and profit growth. It is clear that millions of new customers are switching to Ryanair for our "load factor active/yield passive" pricing, our expanding route network and the success of our Always Getting Better ("AGB") customer experience programme.  Following a strong first half of Q3, we noted weaker pricing and bookings immediately after the terrorist events in Paris and Brussels.  We reacted to this softness by running price promotions and discounted fares to stimulate double digit traffic growth. While average fares fell 1% (previously guided flat pricing), this was offset by lower unit costs.

Key Q3 milestones include:

─ Ave. fares down 1% to €40

─ Traffic up 20% to 24.9m (LF up 5 points to 93%)

─ Unit costs fell 5% (ex-fuel down 1%)

─ Q3 profits up 110% to €103m

─ Aer Lingus proceeds (€398m) distributed to shareholders in Nov

─ New website and mobile app launched in Oct

─ 5 year pay & conditions deals agreed with all 76 pilot & cabin crew bases

─ First airline to carry over 100m international customers in calendar year (101.4m)

New Routes and Bases:
The 4 new bases opened in Q3 (Berlin, Corfu, Gothenburg and Milan Malpensa) enjoyed strong advance bookings and are performing well.  This winter we will deliver double digit traffic growth in Ireland, UK, Spain, Italy, Portugal, Poland, Germany and Denmark as we add 119 new routes to the network.   2 new bases (Belfast and Ibiza) will open in March for summer 2016.  We are finalising our winter 2016 schedule and will announce more new routes and destinations during Feb.  This will include our first Romanian base (Timisoara) which opens in Nov 2016.

Improving "AGB" customer experience:
Our AGB programme and lower fares are driving strong forward bookings, higher load factors and accelerating traffic growth. We must again raise our full year traffic target to 106m (from 105m previously guided).  This represents a 17% increase on last year's 90.6m customers.  In Oct we launched our new website and mobile app both of which are performing well.  In Nov we ran a number of market leading promotions for Black Friday and Cyber Monday.  Since Jan our new aircraft are delivering with the Boeing Sky interiors and slimline seats which will provide our customers with more leg room and an improved on board experience.  From Feb 1 our cabin crew will be wearing our new (Irish designed) uniforms.  We will announce further initiatives over the coming months as we move into year 3 of our AGB programme.

Ryanair continues to offer the lowest fares in every market along with the best on-time performance. In the first 9 months of FY16, despite the impact of French ATC strikes in Q1, the fire closure of T3 in Rome (FCO), record load factors, and disgraceful delays in Q3 as a direct result of the introduction of a new French ATC computer system, our on-time performance improved by an ave. of 2% points to 91% as follows:

	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Cum.
FY15	91%	89%	87%	86%	90%	90%	92%	91%	84%	89%
FY16	90%	92%	91%	90%	90%	92%	92%	92%	86%	91%

Fuel and US$ Hedging:
We have taken advantage of recent oil price weakness to extend our fuel hedges into FY18.  FY17 fuel is 95% hedged at approx. $62bbl and €/$ is hedged at $1.17 which will deliver fuel savings of c. €430m in FY17.  We are just over 50% hedged for H1 FY18 at approx. $52bbl.  We have also hedged 65% of our FY18 €/$ opex requirements at $1.11.    We plan to pass these further fuel savings to our customers in the form of lower airfares particularly as we grow capacity in major markets such as Belgium, Denmark, Germany, Ireland, Italy, Poland, Portugal, Spain and the UK in 2016 and 2017.

Lower Costs:
Our relentless focus on costs saw unit costs fall by 5% in Q3.  Fuel, which represents 40% of our cost base, was down 10% per passenger.  Q3 ex-fuel unit costs fell by 1%, and are on track to fall by 2% for the full year, which is an impressive performance given our continued expansion into more expensive primary airports and the adverse impact of €/£ exchange rate movements.  In the 2 years since we launched AGB, we have seen ex-fuel unit costs fall by over 2%.  In Jan we concluded new 5 year pay & conditions deals with all 76 pilot and cabin crew bases.  These long term agreements, along with our low-cost aircraft deliveries, ongoing fuel savings, growth discount airport deals, low-cost bond financing and personalised marketing via our new website will ensure that Ryanair continues to lower its unit cost base while our competitors see their costs rise.

Shareholder Returns & Balance Sheet:
In light of our rising profitability and improving cashflow, the Board has approved an €800m share buy-back to commence on Feb 5 next.  We expect this programme will, subject to market conditions, be executed over a 9 month period.  When this buy-back is complete, we will have returned in excess of €4bn to shareholders over the past 8 years (since 2008).

Our balance sheet remains one of the strongest in the industry.  We had net cash of €350m at Dec 2015 notwithstanding capex of €726m, shareholder distributions of €687m and debt repayments of €281m during the current financial year.

Outlook:
We continue to see significant growth opportunities for Ryanair's unique "load factor active/yield passive" policy which is now supported by our AGB customer experience programme.  Stronger load factors have raised our FY16 traffic target from 105m to 106m customers.  We expect Q4 traffic will grow by 26% (22% previously guided).    With limited visibility of close-in Easter bookings in March, we now expect Q4 fares to fall by -6% (previously -4%).  Yields in Q4 and FY17 will be impacted by weaker sterling and the short notice imposition of a €2.50 increase in Italy's municipal tax (to pay for Alitalia pilot pensions) from Jan 1 which must be funded directly from our airfares. Full year unit costs should fall by 6% (ex-fuel down 2%).  Ancillary revenue, while ahead of our long term 20% target, will track behind this year's 17% traffic increase due to a one-time benefit last year from the earlier loading of the summer FY15 schedule and the absence of car-hire revenues in July and Aug 2015.

Accordingly, we remain comfortable with our full year guidance that net profits will be towards the upper end of the €1,175m to €1,225m range (pre-exceptions).  We caution, however, that this guidance is heavily dependent on the absence of further unforeseen events impacting close-in bookings and yields in Q4, especially over Easter, where we are working to deliver 26% traffic growth."

ENDS.

For further information	Neil Sorahan	Joe Carmody
please contact:	Ryanair Holdings plc	Edelman
www.ryanair.com	Tel: 353-1-9451212	Tel: 353-1-6789333

Ryanair is Europe's favourite airline, carrying over 106m p.a. on more than 1,800 daily flights from 78 bases, connecting 200 destinations in 31 countries on a fleet of 330 Boeing 737 aircraft, with  a further 350 Boeing 737's on order, which will enable Ryanair to lower fares and grow traffic to 180m p.a. by FY24. Ryanair has a team of more than 10,000 highly skilled aviation professionals delivering Europe's No.1 on-time performance, and has an industry leading 31-year safety record.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, weather related disruptions, terrorist events, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Balance Sheet as at December 31, 2015 (unaudited)

		At Dec 31,	At Mar 31,
		2015	2015
	Note	€M	€M
Non-current assets
Property, plant and equipment	11	5,877.0	5,471.1
Intangible assets		46.8	46.8
Available for sale financial assets	8	-	371.0
Derivative financial instruments		212.0	554.5
Total non-current assets		6,135.8	6,443.4

Current assets
Inventories		2.1	2.1
Other assets Current tax		156.3 -	138.7 0.8
Trade receivables		70.2	60.1
Derivative financial instruments		470.8	744.4
Restricted cash		9.7	6.7
Financial assets: cash > 3 months		3,725.8	3,604.6
Cash and cash equivalents		756.2	1,184.6
Total current assets		5,191.1	5,742.0

Total assets		11,326.9	12,185.4

Current liabilities
Trade payables		221.2	196.5
Accrued expenses and other liabilities		1,347.9	1,938.2
Current maturities of debt		464.5	399.6
Derivative financial instruments		749.4	811.7
Current tax		101.9	-
Total current liabilities		2,884.9	3,346.0

Non-current liabilities
Provisions		160.7	180.8
Derivative financial instruments		130.9	73.4
Deferred tax		396.7	462.3
Other creditors		31.6	55.8
Non-current maturities of debt		3,677.0	4,032.0
Total non-current liabilities		4,396.9	4,804.3

Shareholders' equity
Issued share capital	13	7.9	8.7
Share premium account		719.4	718.6
Capital redemption reserve	13	2.1	1.3
Retained earnings	13	3,525.0	2,706.2
Other reserves		(209.3)	600.3
Shareholders' equity		4,045.1	4,035.1

Total liabilities and shareholders' equity		11,326.9	12,185.4

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the nine months ended December 31, 2015
 (unaudited)

					IFRS	IFRS
			Pre-		Nine	Nine
			Exceptional	Exceptional	Months	Months
			Results	Items	Ended	Ended
			Dec 31,	Dec 31,	Dec 31,	Dec 31,
		Change*	2015	2015	2015	2014
	Note	%	€M	€M	€M	€M
Operating revenues
Scheduled revenues		+16%	4,227.1	-	4,227.1	3,632.0
Ancillary revenues		+10%	1,142.5	-	1,142.5	1,037.6
Total operating revenues - continuing operations		+15%	5,369.6	-	5,369.6	4,669.6

Operating expenses
Fuel and oil		+1%	1,642.1	-	1,642.1	1,623.4
Airport and handling charges		+17%	670.9	-	670.9	573.4
Route charges		+13%	494.2	-	494.2	438.4
Staff costs		+18%	448.0	-	448.0	380.6
Depreciation		+11%	320.0	-	320.0	287.7
Marketing, distribution and other		+21%	218.2	-	218.2	180.5
Maintenance, materials and repairs		+1%	96.5	-	96.5	95.6
Aircraft rentals		+10%	93.2	-	93.2	85.0
Total operating expenses		+9%	3,983.1	-	3,983.1	3,664.6

Operating profit - continuing operations		+38%	1,386.5	-	1,386.5	1,005.0

Other income/(expense)
Gain on disposal of available for sale financial asset	8	-	-	317.5	317.5	-
Finance expense		(9%)	(52.3)	-	(52.3)	(57.7)
Finance income		+10%	16.3	-	16.3	14.9
Foreign exchange (loss)		-	(0.4)	-	(0.4)	(0.4)
Total other income/(expense)		(16%)	(36.4)	317.5	281.1	(43.2)

Profit before tax		+40%	1,350.1	317.5	1,667.6	961.6

Tax expense on profit on ordinary activities	4	+35%	(159.2)	-	(159.2)	(117.9)

Profit for the nine months - all attributable to equity holders of parent		+41%	1,190.9	317.5	1,508.4	843.9

Earnings per ordinary share (in € cent)
Basic	10	+45%	88.15		111.65	60.95
Diluted	10	+44%	87.68		111.06	60.84
Weighted average no. of ordinary shares (in Ms)
Basic	10		1,351.0		1,351.0	1,384.6
Diluted	10		1,358.3		1,358.3	1,387.4
*Comparison refers to adjusted figures prior to inclusion of the exceptional item.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the quarter ended December 31, 2015 (unaudited)

			IFRS	IFRS
			Quarter	Quarter
			Ended	Ended
			Dec 31,	Dec 31,
		Change*	2015	2014
	Note	%	€M	€M
Operating revenues
Scheduled revenues		+18%	987.1	835.9
Ancillary revenues		+16%	342.4	296.3
Total operating revenues - continuing operations		+17%	1,329.5	1,132.2

Operating expenses
Fuel and oil		+7%	485.1	451.9
Airport and handling charges		+21%	201.3	165.8
Route charges		+18%	144.8	123.0
Staff costs		+23%	142.3	115.6
Depreciation		+13%	104.9	92.6
Marketing, distribution and other		+22%	69.2	56.6
Maintenance, materials and repairs		+10%	33.7	30.7
Aircraft rentals		(9%)	22.2	24.4
Total operating expenses		+13%	1,203.5	1,060.6

Operating profit - continuing operations		+76%	126.0	71.6

Other income/(expense)
Finance expense		(12%)	(17.5)	(19.9)
Finance income		+9%	2.3	2.1
Foreign exchange gain/(loss)		(39%)	0.3	0.5
Total other income/(expense)		(14%)	(14.9)	(17.3)

Profit before tax		+105%	111.1	54.3

Tax expense on profit on ordinary activities	4	+56%	(8.4)	(5.4)

Profit for the quarter - all attributable to equity holders of parent		+110%	102.7	48.9

Earnings per ordinary share (in € cent)
Basic	10	+119%	7.73	3.53
Diluted	10	+118%	7.68	3.52
Weighted average no. of ordinary shares (in Ms)
Basic	10		1,329.2	1,385.9
Diluted	10		1,337.3	1,389.1

Condensed Consolidated Interim Statement of Comprehensive Income for the nine months ended December 31, 2015 (unaudited)

	Nine Months	Nine Months
	Ended	Ended
	Dec 31,	Dec 31,
	2015	2014
	€M	€M

Profit for the nine months	1,508.4	843.9

Other comprehensive income:
Items that are or may be reclassified to profit or loss:
Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	(525.7)	(183.6)

Available for sale financial asset:
Net increase in fair value of available for sale financial asset	-	90.9
Disposal of available for sale financial asset-reclassified to profit or loss	(291.4)	-

Other comprehensive (loss)/income for the nine months, net of income tax	(817.1)	(92.7)

Total comprehensive income for the nine months - all attributable to equity holders of parent	691.3	751.2

Condensed Consolidated Interim Statement of Comprehensive Income for the quarter ended December 31, 2015 (unaudited)

	Quarter	Quarter
	Ended	Ended
	Dec 31,	Dec 31,
	2015	2014
	€M	€M

Profit for the quarter	102.7	48.9

Other comprehensive income:
Items that are or may be reclassified to profit or loss:
Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	(189.4)	(358.6)

Available for sale financial asset:
Net increase in fair value of available for sale financial asset	-	125.1

Other comprehensive (loss)/income for the quarter, net of income tax	(189.4)	(233.5)

Total comprehensive income for the quarter - all attributable to equity holders of parent	(86.7)	(184.6)

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for the nine months ended
December 31, 2015 (unaudited)

		Nine Months	Nine Months
		Ended	Ended
		Dec 31,	Dec 31,
		2015	2014
	Note	€M	€M
Operating activities
Profit after tax		1,508.4	843.9

Adjustments to reconcile profit after tax to net cash provided by operating activities
Depreciation		320.0	287.7
Decrease in inventories		-	0.5
Tax expense on profit on ordinary activities		159.2	117.9
Share based payments		4.6	(0.2)
(Increase)/decrease in trade receivables		(10.1)	3.6
(Increase)/decrease in other current assets		(16.7)	4.6
Increase/(decrease) in trade payables		24.7	(12.7)
(Decrease) in accrued expenses		(595.4)	(415.0)
(Decrease) in other creditors		(24.2)	(26.0)
(Decrease)/increase in provisions		(20.0)	25.1
Gain on disposal of available for sale financial asset		(317.5)	-
(Increase)/decrease in finance income		(0.9)	12.2
Increase/(decrease) in finance expense		4.1	(0.8)
Income tax paid		(45.6)	(18.3)
Net cash provided by operating activities		990.6	822.5

Investing activities
Capital expenditure (purchase of property, plant and equipment)		(725.9)	(507.7)
Disposal of available for sale asset		398.1	-
(Increase)/decrease in restricted cash		(3.0)	5.9
(Increase) in financial assets: cash > 3 months		(121.2)	(1,660.7)
Net cash (used in) investing activities		(452.0)	(2,162.5)

Financing activities
Net proceeds from shares issued		0.8	12.1
Shareholder distributions	13	(686.7)	-
Proceeds from long term borrowings		-	845.9
Repayments of long term borrowings		(281.1)	(293.6)
Net cash (used in)/provided by financing activities		(967.0)	564.4

(Decrease) in cash and cash equivalents		(428.4)	(775.6)
Cash and cash equivalents at beginning of the period		1,184.6	1,730.1
Cash and cash equivalents at end of the period		756.2	954.5

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the nine months ended December 31, 2015 (unaudited)

							Other Reserves

	Ordinary	Issued Share	Share Premium	Retained	Capital Redemption			Other
	Shares	Capital	Account	Earnings	Reserve	Treasury	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2014	1,383.3	8.8	704.2	2,465.1	1.2	-	(83.2)	189.7	3,285.8
Profit for the nine months	-	-	-	843.9	-	-	-	-	843.9
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	-	(183.6)	-	(183.6)
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	-	90.9	90.9
Total other comprehensive income	-	-	-	-	-	-	(183.6)	90.9	(92.7)
Total comprehensive income	-	-	-	843.9	-	-	(183.6)	90.9	751.2
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	4.1	-	12.1	-	-	-	-	-	12.1
Share-based payments	-	-	-	-	-	-	-	0.2	0.2
Transfer of exercised and expired share based awards	-	-	-	6.0	-	-	-	(6.0)	-
Balance at December 31, 2014	1,387.4	8.8	716.3	3,315.0	1.2	-	(266.8)	274.8	4,049.3
Profit for the quarter	-	-	-	22.8	-	-	-	-	22.8
Other comprehensive income
Net actuarial losses from retirement benefit plans	-	-	-	(2.4)	-	-	-	-	(2.4)
Net movements in cash flow reserve	-	-	-	-	-	-	575.3	-	575.3
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	-	19.8	19.8
Total other comprehensive income	-	-	-	(2.4)	-	-	575.3	19.8	592.7
Total comprehensive income	-	-	-	20.4	-	-	575.3	19.8	615.5
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	0.9	-	2.3	-	-	-	-	-	2.3
Share-based payments	-	-	-	-	-	-	-	0.3	0.3
Dividend paid	-	-	-	(520.3)	-	-	-	-	(520.3)
Repurchase of ordinary equity shares	-	-	-	(108.8)	-	(3.2)	-	-	(112.0)
Cancellation of repurchased ordinary shares	(10.6)	(0.1)	-	-	0.1	-	-	-	-
Transfer of exercised and expired share based awards	-	-	-	(0.1)	-	-	-	0.1	-
Balance at March 31, 2015	1,377.7	8.7	718.6	2,706.2	1.3	(3.2)	308.5	295.0	4,035.1

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the nine months ended December 31, 2015 (unaudited) (continued)

							Other Reserves

	Ordinary	Issued Share	Share Premium	Retained	Capital Redemption			Other
	Shares	Capital	Account	Earnings	Reserve	Treasury	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2015	1,377.7	8.7	718.6	2,706.2	1.3	(3.2)	308.5	295.0	4,035.1
Profit for the nine months	-	-	-	1,508.4	-	-	-	-	1,508.4
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	-	(525.7)	-	(525.7)
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	-	(291.4)	(291.4)
Total other comprehensive income	-	-	-	-	-	-	(525.7)	(291.4)	(817.1)
Total comprehensive income	-	-	-	1,508.4	-	-	(525.7)	(291.4)	691.3
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	0.3	-	0.8	-	-	-	-	-	0.8
Share capital reorganisation	(33.8)	(0.7)	-	-	0.7	-	-	-	-
Share-based payments	-	-	-	-	-	-	-	4.6	4.6
Dividend paid	-	-	-	(397.9)	-	-	-	-	(397.9)
Treasury shares cancelled	(0.3)	-	-	(3.2)	-	3.2	-	-	-
Repurchase of ordinary equity shares	-	-	-	(288.8)	-	-	-	-	(288.8)
Cancellation of repurchased ordinary shares	(24.6)	(0.1)	-	-	0.1	-	-	-	-
Transfer of exercised and expired share based awards	-	-	-	0.3	-	-	-	(0.3)	-
Balance at December 31, 2015	1,319.3	7.9	719.4	3,525.0	2.1	-	(217.2)	7.9	4,045.1

Ryanair Holdings plc

Introduction

For the purposes of the Management Discussion and Analysis ("MD&A") (with the exception of the balance sheet commentary below) all figures and comments are by reference to the adjusted results excluding the exceptional items referred to below.  A reconciliation of the results for the period under IFRS to the adjusted results is provided in note 9 of this nine month financial report.

Financial Review Quarter Ended December 31, 2015

Income Statement

Scheduled revenues:
Scheduled revenues rose by 18% to €987.1M due to 20% traffic growth to 25M offset by a 1% decrease in average fare.

Ancillary revenues:
Ancillary revenues rose by 16% to €342.4M, and is ahead of our long term target of 20% of total revenues, driven by a solid performance in on board sales and reserved seating offset by reduced travel insurance and lower car hire.

Operating Expenses:

Fuel and oil:
Fuel and oil rose by 7% to €485.1M due to an 11% increase in hours offset by lower euro fuel prices per gallon in the quarter.

Airport and handling charges:
Airport and handling charges rose by 21% to €201.3M due to 20% traffic growth, the addition of more primary airports to the network and stronger sterling against the euro.

Route charges:
Route charges increased by 18% to €144.8M due to a 14% increase in sectors flown, Eurocontrol price increases in France, Germany and the UK and stronger sterling against the euro.

Staff costs:
Staff costs were up 23% to €142.3M due to increased sectors and less grounded aircraft this winter, the impact of a 2% pay increase in Apr-15 and stronger sterling against the euro.

Depreciation:
Depreciation increased by 13% to €104.9M due to 24 additional aircraft (275 at Dec-15 v 251 at Dec-14), the purchase of 5 spare engines and higher levels of heavy maintenance activity.

Marketing, distribution and other:
Marketing distribution and other rose by 22% to €69.2M due to the accelerated spend (timing) of our marketing budget due to the opening of new routes and bases and higher on-board sales.

Maintenance, materials and repairs:
Maintenance, materials and repairs increased by 10% to €33.7M due to the increased level of activity.

Aircraft rentals:
Aircraft rentals decreased by 9% to €22.2M due to the handback of leased aircraft resulting in a lower average no. of leased aircraft in the period.

Unit costs excluding fuel fell by 1%, including fuel they fell by 5%.

Other income/(expense)

Finance expense:
Finance expense fell by 12% to €17.5M primarily due to lower interest rates.

Finance income:
Finance income rose by €0.2M to €2.3M due to higher average cash balances in the quarter (including proceeds from the sale of the Aer Lingus shareholding).

Financial Review Nine Months Ended December 31, 2015

The exceptional item in the nine months ended December 31, 2015 comprised the gain of €317.5M arising on the disposal of Ryanair's 29.8% shareholding in Aer Lingus.

Adjusted profit excluding the exceptional item increased by 41% to €1,190.9M in the nine months ended December 31, 2015.  Including the exceptional item the profit for the nine months amounted to €1,508.4M.

Income Statement

Scheduled revenues:
Scheduled revenues rose by 16% to €4,227.1M due to 15% traffic growth to 83m and a 1% increase in average fare to €51.

Ancillary revenues:
Ancillary revenues rose by 10% to €1,142.5M, and is ahead of our long term target of 20% of total revenues, driven by a solid performance in on board sales and reserved seating offset by reduced travel insurance, a one-time benefit in the prior year comparative arising from the earlier loading of the summer and winter 15 schedules and the result of Hertz ending their car-hire partnership (on short notice) at the beginning of Jul-15.

Operating Expenses:

Fuel and oil:
Fuel and oil rose by 1% to €1,642.1M due to a 7% increase in hours offset by lower euro fuel prices per gallon in the period.

Airport and handling charges:
Airport and handling charges rose by 17% to €670.9M due to 15% traffic growth, the addition of more primary airports to the network and stronger sterling against the euro.

Route charges:
Route charges increased by 13% to €494.2M due to a 9% increase in sectors flown and Eurocontrol price increases in France, Germany and the UK and stronger sterling against the euro.

Staff costs:
Staff costs were up 18% to €448.0M due to increased sectors and less grounded aircraft this winter, the impact of a 2% pay increase in Apr-15 and stronger sterling against the euro.

Depreciation:
Depreciation increased by 11% to €320.0M due to 24 additional aircraft (275 at Dec-15 v 251 at Dec-14), the purchase of 5 spare engines and higher levels of heavy maintenance activity.

Marketing, distribution and other:
Marketing, distribution and other rose by 21% to €218.2M, due mainly to disruption costs related to the French ATC strike in Apr-15 (approx. €5M), accelerated spend (timing) of our marketing budget due to the opening up of new routes and bases and higher on-board sales.

Maintenance, materials and repairs:
Maintenance, materials and repairs increased by 1% to €96.5M due to increased activity offset by lower unscheduled maintenance than last year.

Aircraft rentals:
Aircraft rentals increased by 10% to €93.2M due to the longer duration of short-term summer leases compared to the prior year comparative.

Unit costs excluding fuel remained flat, including fuel they fell by 6%.

Other income/(expense)

Gain on disposal of available for sale financial asset:
The Group disposed of its 29.8% shareholding in Aer Lingus for €2.50 per share resulting in an exceptional gain of €317.5M primarily due to the reclassification of unrealised gains from other comprehensive income and reserves to the income statement. The investment had previously been impaired to €0.50 per share in prior periods.

Finance expense:
Finance expense fell by 9% to €52.3M due to lower interest rates.

Finance income:
Finance income rose by 10% to €16.3M primarily due to higher cash balances.

Balance sheet

Gross cash fell by €304.2M to €4,491.7M since Mar-15.
Gross debt fell by €290.1M to €4,141.5M in the period.
€990.6M cash flow was generated by operating activities and the sale of our 29.8% shareholding in Aer Lingus generated €398.1M. This funded net capital expenditure of €725.9M, share buybacks and distributions of €686.7M and debt repayments of €281.1M.
Net cash fell by €14.1M to €350.2M (Mar 31, 2015: €364.3M).

Shareholders' equity
Shareholders' equity increased by €10.0M to €4,045.1M in the period primarily due to net profit after tax of €1,508.4M offset by a reclassification of €291.4M on disposal of the available for sale financial asset, €686.7M of share buybacks and distributions and IFRS accounting treatment for derivatives of €525.7M.

Ryanair Holdings plc
Interim Management Report

Introduction

This financial report for the nine months ended December 31, 2015 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Republic of Ireland's Financial Regulator and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

This interim management report includes the following:

• Principal risks and uncertainties relating to the remaining three months of the year;

• Related party transactions; and

• Post balance sheet events.

Results of operations for the nine month period ended December 31, 2015 compared to the nine month period ended December 31, 2014, including important events that occurred during the nine months, are set forth above in the Operating and Financial Overview.

Principal risks and uncertainties

Among the factors that are subject to change and could significantly impact Ryanair's expected results for the remainder of the year are the airline pricing environment, fuel costs, competition from new and existing carriers, costs associated with environmental, safety and security measures, terrorist events, actions of the Irish, UK, European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK, and Continental Europe, the general willingness of passengers to travel, other economic, social and political factors and flight interruptions caused by volcanic ash emissions or other atmospheric disruptions.

Board of directors

Details of the members of our Board of Directors are set forth on pages 114 and 115 of our 2015 annual report.  Mr Michael Horgan resigned on September 24, 2015. Mr John Leahy and Mr Howard Millar were appointed to the Board in August 2015.

Related party transactions

Please see note 14.

Post balance sheet events

Please see note 15.

Reconciliation of profit after tax to adjusted profit after tax for the nine month period

	Nine Months	Nine Months
	Ended	Ended
	Dec 31,	Dec 31,
	2015	2014
	€M	€M
Profit after tax for the nine months - IFRS	1,190.9	843.9
Exceptional item
Gain on disposal of available for sale financial asset	317.5	-

Adjusted profit after tax for the nine months	1,508.4	843.9

Exceptional item: The Group presents certain items separately, which are unusual, by virtue of their size and incidence, in the context of our ongoing core operations, as we believe this presentation represents the underlying business more accurately and reflects the manner in which investors typically analyse the results. Any amounts deemed exceptional for management discussion and analysis purposes have been classified for the purposes of the income statement in the same way as non-exceptional amounts of the same nature.

The exceptional item in the nine months ended December 31, 2015 relates to a one-off gain on disposal of our 29.8% shareholding in Aer Lingus (see note 8).

Going concern
After making enquiries and considering the Group's principal risks and uncertainties and its financial position and cash flows, the directors have formed a judgment, at the time of approving the interim financial statements, that there is a reasonable expectation that the Company and the Group as a whole have adequate resources to continue in operational existence for a period of at least twelve months from the date of approval of the interim financial statements. For this reason, they continue to adopt the going concern basis in preparing the interim financial statements.

Ryanair Holdings plc
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1.            Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The unaudited condensed consolidated interim financial statements of the Company for the nine months ended December 31, 2015 comprise the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated interim financial statements ("the interim financial statements"), which should be read in conjunction with our 2015 Annual Report for the year ended March 31, 2015, have been prepared in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" as adopted by the EU ("IAS 34").  They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2015, are available at http://investor.ryanair.com/

The comparative figures included for the year ended March 31, 2015 do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2015, together with the independent auditor's report thereon, have been filed with the Irish Registrar of Companies following the Company's Annual General Meeting and are also available on the Company's Website.  The auditor's report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the interim financial statements for the nine month period ended December 31, 2015 on January 29, 2016.

Except as stated otherwise below, this period's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and also in compliance with IFRS as issued by the International Accounting Standards Board.

The following new and amended standards, that have been issued by the International Accounting Standards Board (IASB), and are effective under those standards for the first time for the current financial year beginning on or after January 1, 2015, and have also been endorsed by the EU, have been applied by the Group for the first time in these condensed consolidated financial statements;

• Defined Benefit Plans: Employee Contributions (Amendments to IAS 19) (effective for fiscal periods beginning on or after July 1, 2014).*

• "Annual Improvements to IFRSs". 2010-2012 Cycle (effective for fiscal periods beginning on or after July 1, 2014).*

• "Annual Improvements to IFRSs". 2011-2013 Cycle (effective for fiscal periods beginning on or after July 1, 2014).

* These standards or amendments to standards have been EU endorsed and have an effective date for periods beginning after February 1, 2015 or can be early adopted.

The adoption of these new or amended standards did not have a material impact on our financial position or results from operations in the nine month period ended December 31, 2015.

Exceptional item The Group presents certain items separately, which are unusual, by virtue of their size and incidence, in the context of our ongoing core operations, as we believe this presentation represents the underlying business more accurately and reflects the manner in which investors typically analyse the results. Any amounts deemed exceptional for management discussion and analysis purposes have been classified for the purposes of the income statement in the same way as non-exceptional amounts of the same nature.

The exceptional item in the nine months ended December 31, 2015 relates to a one-off gain on disposal of our 29.8% shareholding in Aer Lingus (see note 8).

2.            Estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

In preparing these consolidated interim financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3.            Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel.  Accordingly the first half-year typically results in higher revenues and results.

4.            Income tax expense

The Group's consolidated effective tax rate in respect of operations for the nine months ended December 31, 2015 was 11.8% (December 31, 2014: 12.3%).  The tax charge for the nine months ended December 31, 2015 of €159.2M (December 31, 2014: €117.9M) comprises a current tax charge of €147.1M and a deferred tax charge of €12.1M relating to the temporary differences for property, plant and equipment recognised in the income statement.

5.            Share based payments

The terms and conditions of the share option programme are disclosed in the most recent, published, consolidated financial statements. The charge of €4.6M is the fair value of various share options granted in prior periods, which are being recognised within the income statement in accordance with employee services rendered.

6.            Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually or in aggregate have a material adverse effect on the financial condition of the Group.  Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7.            Capital commitments

At December 31, 2015 Ryanair had an operating fleet of 320 (2014: 302) Boeing 737-800NG aircraft.  The Group has agreed to purchase 183 new Boeing 737 800NG aircraft from the Boeing Corporation during the periods Fiscal 2015 to Fiscal 2019 of which 11 aircraft were delivered in the year ended March 31, 2015 and a further 18 were delivered in the nine months ended December 31, 2015.

The Group also agreed to purchase up to 200 (100 firm and 100 options) Boeing 737 Max 200 aircraft from the Boeing Corporation during the periods Fiscal 2019 to Fiscal 2024.

8.            Available for sale financial assets (Aer Lingus)

During the nine months ended December 31, 2015 the Group disposed of its 29.8% shareholding in Aer Lingus for €2.50 per share resulting in an exceptional gain in the income statement of €317.5M. The investment had previously been impaired to €0.50 per share in prior periods.

9.            Analysis of operating segment

The Group is managed as a single business unit that provides low fares airline-related activities, including scheduled services, car-hire, internet income and related sales to third parties. The Group operates a single fleet of aircraft that is deployed through a single route scheduling system.

The Group determines and presents operating segments based on the information that internally is provided to the CEO, who is the Group's Chief Operating Decision Maker (CODM).  When making resource allocation decisions the CODM evaluates route revenue and yield data, however resource allocation decisions are made based on the entire route network and the deployment of the entire aircraft fleet, which are uniform in type.  The objective in making resource allocation decisions is to maximise consolidated financial results, rather than individual routes within the network.

The CODM assesses the performance of the business based on the adjusted profit/(loss) after tax of the Group for the period.

All segment revenue is derived wholly from external customers and as the Group has a single reportable segment, intersegment revenue is zero.

The Group's major revenue-generating asset comprises its aircraft fleet, which is flexibly employed across the Group's integrated route network and is directly attributable to its reportable segment operations.  In addition, as the Group is managed as a single business unit, all other assets and liabilities have been allocated to the Group's single reportable segment.

Reportable segment information is presented as follows:
	Nine Months	Nine Months
	Ended	Ended
	Dec 31,	Dec 31,
	2015	2014
	€M	€'M
External revenues	5,369.6	4,669.6

Reportable segment profit after income tax (excluding gain on disposal of the available for sale financial asset)	1,190.9	843.9

	At Dec 31, 2015 €M	At Mar 31, 2015 €M
Reportable segment assets (excludes the available for sale financial asset)	11,326.9	11,814.4

Reconciliation of reportable segment profit or loss to consolidated profit after income tax is as follows:

	Nine Months	Nine Months
	Ended	Ended
	Dec 31,	Dec 31,
	2015	2014
	€M	€M
Total adjusted profit for reportable segment	1,190.9	843.9
Other items of profit or loss
Gain on disposal of available for sale financial asset	317.5	-

Profit for the nine months	1,508.4	843.9

10.          Earnings per share

	Nine Months	Nine Months	Quarter	Quarter
	Ended	Ended	Ended	Ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2015	2014	2015	2014

Basic earnings per ordinary share euro cent	111.65	60.95	7.73	3.53
Diluted earnings per ordinary share euro cent	111.06	60.84	7.68	3.52
Weighted average number of ordinary shares (in M's) - basic	1,351.0	1,384.6	1,329.2	1,385.9
Weighted average number of ordinary shares (in M's) - diluted	1,358.2	1,387.4	1,337.3	1,389.1

Diluted earnings per share takes account solely of the potential future exercises of share options granted under the Company's share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 7.1M (2014: 2.8M).

11.      Property, plant and equipment

Acquisitions and disposals
Capital expenditure in the nine months to December 31, 2015 amounted to €725.9M and primarily relates to aircraft pre delivery payments, 18 aircraft deliveries and 3 new spare engines.

12.          Financial instruments and financial risk management

We are exposed to various financial risks arising in the normal course of business. Our financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the 2015 Annual Report. There have been no changes in our risk management policies in the period.

Fair value hierarchy

Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
•           Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
•           Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
•           Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group's financial instruments:

Financial instruments measured at fair value

•         Available for sale: The fair value of available for sale financial assets is their quoted market bid price at the balance sheet date. (Level 1)
•           Derivatives - interest rate swaps: Discounted cash flow analyses have been used to determine the fair value, taking into account current market inputs and rates. (Level 2)
•           Derivatives - currency forwards, aircraft fuel contracts and carbon swaps: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at December 31, 2015 has been used to establish fair              value. (Level 2)

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the nine months to December 31, 2015, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

12.          Financial instruments and financial risk management (continued)

Financial instruments disclosed at fair value

•           Fixed-rate long-term debt: The repayments which Ryanair is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at December 31, 2015 to arrive at a fair value representing the amount payable to a third party to assume the obligations.

There were no significant changes in the business or economic circumstances during the period to December 31, 2015 that affect the fair value of our financial assets and financial liabilities.

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated financial balance sheet, are as follows:

	At Dec	At Dec	At Mar	At Mar
	31, 2015	31, 2015	31, 2015	31, 2015
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:-
- U.S. dollar currency forward contracts	204.2	204.2	535.5	535.5
- Jet fuel derivative contracts	-	-	12.4	12.4
- Interest rate swaps	7.8	7.8	6.6	6.6
	212.0	212.0	554.5	554.5
- Available-for-sale financial assets	-	-	371.0	371.0
	212.0	212.0	925.5	925.5
Current financial assets
Derivative financial instruments:-
- U.S. dollar currency forward contracts	462.9	462.9	726.7	726.7
- Jet fuel derivative contracts	-	-	3.0	3.0
- Interest rate swaps	7.9	7.9	14.7	14.7
	470.8	470.8	744.4	744.4
Trade receivables*	70.2		60.1
Cash and cash equivalents*	756.2		1,184.6
Financial asset: cash > 3 months*	3,725.8		3,604.6
Restricted cash*	9.7		6.7
Other assets*	5.7		4.8
	5,038.4	470.8	5,605.2	744.4
Total financial assets	5,250.4	682.8	6,530.7	1,669.9

12.          Financial instruments and financial risk management (continued)

	At Dec	At Dec	At Mar	At Mar
	31, 2015	31, 2015	31, 2015	31, 2015
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:-
- U.S. dollar currency forward contracts	7.7	7.7	-	-
- Interest rate swaps	5.5	5.5	9.8	9.8
- Jet fuel derivative contracts	117.7	117.7	63.6	63.6
	130.9	130.9	73.4	73.4
Long-term debt	1,985.5	2,025.4	2,341.1	2,391.6
Bonds	1,691.5	1,674.1	1,690.9	1,738.4
	3,807.9	3,830.4	4,105.4	4,203.4
Current financial liabilities
Derivative financial instruments:-
- U.S. dollar currency forward contracts	-	-	24.5	24.5
- Interest rate swaps	13.9	13.9	22.1	22.1
- Jet fuel derivative contracts	735.5	735.5	765.1	765.1
	749.4	749.4	811.7	811.7
Long-term debt	464.5	464.5	399.6	399.6
Trade payables*	221.2		196.5
Accrued expenses*	476.8		430.8
	1,911.9	1,213.9	1,838.6	1,211.3
Total financial liabilities	5,719.8	5,044.3	5,944.0	5,414.7

*The fair value of these financial instruments approximate their carrying values due to the short-term nature of the instruments.

13. Shareholder distributions

In the nine months ended December 31, 2015, the Company bought back 24.6M ordinary shares at a total cost of €288.8M under its €400.0M share buy-back programme which commenced in February 2015 and ended in August 2015.  This was equivalent to approximately 1.8% of the Company's issued share capital. All ordinary shares repurchased were cancelled.

In addition to the above, the Company returned €398.0M to shareholders via a B share scheme, and completed a capital reorganisation which involved the consolidation of its ordinary share capital on a 39 for 40 basis which resulted in the reduction of ordinary shares in issue by 33.8M ordinary shares to 1,319.3M. The nominal value of an ordinary share was also reduced from €0.00635 each to €0.006 each under the reorganisation.  All 'B' Shares and Deferred Shares issued in connection with the B Share scheme were either redeemed or cancelled during the period such that there were no 'B' Shares or Deferred Shares remaining in issue as at December 31, 2015.

In the year ended March 31, 2015, the Company bought back 10.9M ordinary shares at a total cost of €112.0M under its €400.0M share buyback programme referred to above.  This was equivalent to approximately 0.8% of the Company's issued share capital. All ordinary shares repurchased were cancelled.

14.          Related party transactions

We have related party relationships with our subsidiaries, directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the nine months ended December 31, 2015 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2015 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

15.          Post balance sheet events

There were no post balance sheet events.

Ryanair Holdings plc
Responsibility Statement

Statement of the directors in respect of the interim financial report

Each of the directors, whose names and functions are listed in our 2015 Annual Report (excluding Mr Michael Horgan who resigned on September 24, 2015 and including Mr John Leahy and Mr Howard Millar who were appointed in August 2015), confirm that, to the best of each person's knowledge and belief:

1)    The unaudited condensed consolidated interim financial statements for the nine months ended December 31, 2015, comprising the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows and the condensed consolidated interim statement of changes in shareholders' equity and the related notes thereto, have been prepared in accordance with IAS 34 as adopted by the European Union, being the international accounting standard applicable.

2) The interim management report includes a fair review of the information required by:

                (i)     Regulation 8(2) of the Transparency (Directive 2004/109/EC) Regulations 2007, being an indication of important events that have occurred during the nine months ended December 31, 2015 and their impact on the                          condensed consolidated interim financial statements; and a description of the principal risks and uncertainties for the three months ending March 31, 2016; and

                (ii)   Regulation 8(3) of the Transparency (Directive 2004/109/EC) Regulations 2007, being related party transactions that have taken place in the nine months ended December 31, 2015 and that have materially affected the                         financial position or performance of the Company during that period; and any changes in the related party transactions described in the 2015 Annual Report that could do so.

On behalf of the Board

David Bonderman                                                                           Michael O'Leary
Chairman                                                                                          Chief Executive
January 29, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 01 February, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary